THE ETHAN ALLEN RETIREMENT SAVINGS PLAN


                       Financial Statements and Schedules

                           December 31, 1998 and 1997



                   (With Independent Auditors' Report Thereon)

                       Securities and Exchange Commission
                             Washington, D.C. 20549

                          ----------------------------



                                    FORM 11-K

                                  Annual Report
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One):

(X) Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required) for the fiscal year ended December 31, 1998

                                       OR

( ) Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
         For the transition period from _____ to _____


         Commission file Number 1-11806

                  A. Full title of plan and the address of plan, if different from that of the issuer named below:

            THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

                  B. Name of issuer of the securities held pursuant to the plan and the address of its principal office:

                           ETHAN ALLEN INTERIORS INC.
                           ETHAN ALLEN DRIVE
                           DANBURY, CT  06811

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                       Financial Statements and Schedules

                           December 31, 1998 and 1997

                   (With Independent Auditors' Report Thereon)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN




                                Table of Contents




Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits,
    With Fund Information, December 31, 1998 and 1997

Statements of Changes in Net Assets Available for Plan Benefits, With
    Fund Information, Years Ended December 31, 1998 and 1997

Notes to Financial Statements

Schedules (1):

    Line 27a - Schedule of Assets Held for Investment Purposes       Schedule 1

    Line 27d - Schedule of Reportable (5%) Transactions              Schedule 2




(1) All other schedules have been omitted since they are not applicable.

                          Independent Auditors' Report


Plan Administrative Committee and Participants
The Ethan Allen Retirement Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits, with fund information, of The Ethan Allen Retirement Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits, with fund information, for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1998 and 1997 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1998 and (2) reportable (5%) transactions for the year ended December 31, 1998, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ KPMG LLP



June 14, 1999

                                THE ETHAN ALLEN
                            RETIREMENT SAVINGS PLAN

              Statement of Net Assets Available for Plan Benefits,
                        With Fund Information, Continued

                               December 31, 1998


                                                                                                                          American
                                                                                 Twentieth                                Century
                                                  Twentieth       Twentieth       Century                                Strategic
                                      Benham    Century Select  Century Ultra   International Restricted  Unrestricted   Allocation
                                   Preservation   Investors       Investors        Equity     Ethan Allen  Ethan Allen  Conservative
                                       Fund          Fund           Fund            Fund      Stock Fund   Stock Fund       Fund
                                    ----------     ----------      ----------    ----------   ----------    ----------   ----------
Assets:
 Investments, at fair value        $      --       24,649,934      19,740,597     4,870,262   14,147,493     9,746,479    1,490,868
 Investments, at contract value     19,592,689           --              --            --           --            --           --
 Participant loans                        --             --              --            --           --            --           --
                                    ----------     ----------      ----------    ----------   ----------    ----------   ----------
         Total investments          19,592,689     24,649,934      19,740,597     4,870,262   14,147,493     9,746,479    1,490,868

 Employer contributions receivable     451,512        550,492         534,393       153,676         --         246,669       59,384
 Employee contributions receivable      23,265         29,482          29,774         9,458         --          15,634        2,869
                                    ----------     ----------      ----------    ----------   ----------    ----------   ----------
         Total assets               20,067,466     25,229,908      20,304,764     5,033,396   14,147,493    10,008,782    1,553,121

Liabilities:
 Refunds payable for excess
    contributions                       15,757          3,552           3,861          --           --            --            628
                                    ----------     ----------      ----------    ----------   ----------    ----------   ----------

    Net assets available for
       plan benefits               $20,051,709     25,226,356      20,300,903     5,033,396   14,147,493    10,008,782    1,552,493
                                    ==========     ==========      ==========    ==========   ==========    ==========   ==========

                                THE ETHAN ALLEN                     (Continued)
                            RETIREMENT SAVINGS PLAN

              Statement of Net Assets Available for Plan Benefits,
                             With Fund Information

                               December 31, 1998


                                     American      American
                                     Century        Century                     Twentieth
                                    Strategic      Strategic    Charles Schwab   Century
                                    Allocation     Allocation      Personal       Vista      American
                                     Moderate      Aggressive      Choice(R)     Investors    Century        Loan
                                       Fund           Fund      Retirement Fund    Fund      Value Fund      Fund         Total
                                    ----------     ----------     ----------    ----------   ----------   ----------   ----------
Assets:

 Investments, at fair value        $ 7,720,362      2,798,257        619,438     2,010,211    3,220,052         --     91,013,953
 Investments, at contract value           --             --             --            --           --           --     19,592,689
 Participant loans                        --             --             --            --           --      3,054,477    3,054,477
                                    ----------     ----------     ----------    ----------   ----------   ----------   ----------
         Total investments           7,720,362      2,798,257        619,438     2,010,211    3,220,052    3,054,477  113,661,119


 Employer contributions receivable     232,829        151,472           --         122,857      112,264         --      2,615,548
 Employee contributions receivable      11,588          8,109           --           7,584        7,171         --        144,934
                                    ----------     ----------     ----------    ----------   ----------   ----------   ----------
         Total assets                7,964,779      2,957,838        619,438     2,140,652    3,339,487    3,054,477  116,421,601

Liabilities:
 Refunds payable for excess
    contributions                        1,480          2,012           --            --            375         --         27,665
                                    ----------     ----------     ----------    ----------   ----------   ----------   ----------

    Net assets available for
       plan benefits               $ 7,963,299      2,955,826        619,438     2,140,652    3,339,112    3,054,477  116,393,936
                                    ==========     ==========     ==========    ==========   ==========   ==========   ==========


See accompanying notes to financial statements.

                                 THE ETHAN ALLEN
                             RETIREMENT SAVING PLAN

              Statement of Net Assets Available for Plan Benefits,
                              With Fund Information, Continued

                               December 31, 1997


                                                                                                                          American
                                                                                  Twentieth                                Century
                                                   Twentieth       Twentieth       Century                                Strategic
                                      Benham     Century Select  Century Ultra  International Restricted   Unrestricted  Allocation
                                   Preservation    Investors       Investors       Equity     Ethan Allen  Ethan Allen  Conservative
                                       Fund          Fund            Fund           Fund      Stock Fund    Stock Fund      Fund
                                    ----------    ----------      ----------     ----------   ----------   ----------     ---------
Assets:

 Investments, at fair value       $       --      17,381,534      13,863,693      4,062,359   14,348,181    6,888,680     1,165,492
 Investments, at contract value     19,398,451          --              --             --           --           --            --
 Participant loans                        --            --              --             --           --           --            --
                                    ----------    ----------      ----------     ----------   ----------   ----------     ---------
         Total investments          19,398,451    17,381,534      13,863,693      4,062,359   14,348,181    6,888,680     1,165,492


 Employer contributions receivable     344,180       368,054         339,126        103,834         --        100,920        40,300

 Employee contributions receivable      32,672        37,302          37,611         11,892         --         12,570         4,280
                                    ----------    ----------      ----------     ----------   ----------   ----------     ---------
         Total assets               19,775,303    17,786,890      14,240,430      4,178,085   14,348,181    7,002,170     1,210,072


Liabilities:

 Refunds payable for excess
    contributions                       24,456         3,520           4,462           --           --              3         1,941
                                    ----------    ----------      ----------     ----------   ----------   ----------     ---------

       Net assets available for
         plan benefits            $ 19,750,847    17,783,370      14,235,968      4,178,085   14,348,181    7,002,167     1,208,131
                                    ==========    ==========      ==========     ==========   ==========   ==========     =========

                                 THE ETHAN ALLEN                     (Continued)
                             RETIREMENT SAVING PLAN

   Statement of Net Assets Available for Plan Benefits, With Fund Information

                                December 31, 1997


                                    American     American
                                    Century      Century                     Twentieth
                                   Strategic     Strategic  Charles Schwab    Century
                                   Allocation   Allocation     Personal        Vista     American
                                    Moderate    Aggressive      Choice(R)    Investors   Century        Loan
                                      Fund         Fund     Retirement Fund    Fund     Value Fund      Fund         Total
                                   ----------   ----------    ----------     ---------  ----------    ---------    ---------
Assets:

 Investments, at fair value       $ 6,884,378    2,217,917       409,313     2,485,602   2,886,880         --     72,594,029
 Investments, at contract value          --           --            --            --          --           --     19,398,451
 Participant loans                       --           --            --            --          --      2,622,164    2,622,164
                                   ----------   ----------    ----------     ---------  ----------    ---------    ---------
         Total investments          6,884,378    2,217,917       409,313     2,485,602   2,886,880    2,622,164   94,614,644


 Employer contributions receivable    176,424       95,829          --          93,053      72,132         --      1,733,852
 Employee contributions receivable     18,211       10,846          --          10,617       8,984         --        184,985
                                   ----------   ----------    ----------     ---------  ----------    ---------    ---------
         Total assets               7,079,013    2,324,592       409,313     2,589,272   2,967,996    2,622,164   96,533,481

Liabilities:
 Refunds payable for excess
    contributions                       2,751        1,834          --              20       2,564         --         41,551
                                   ----------   ----------    ----------     ---------  ----------    ---------    ---------

       Net assets available for
         plan benefits            $ 7,076,262    2,322,758       409,313     2,589,252   2,965,432    2,622,164   96,491,930
                                   ==========   ==========    ==========     =========  ==========    =========    =========


See accompanying notes to financial statements.

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

        Statement of Changes in Net Assets Available for Plan Benefits,
                        With Fund Information, Continued

                          Year ended December 31, 1998



                                                                                                                        American
                                                 Twentieth   Twentieth     Twentieth                                    Century
                                                  Century     Century       Century                                     Strategic
                                     Benham       Select       Ultra     International  Restricted     Unrestricted    Allocation
                                  Preservation   Investors    Investors     Equity      Ethan Allen    Ethan Allen     Conservative
                                      Fund         Fund         Fund         Fund       Stock Fund      Stock Fund        Fund
                                   ----------   ----------   ----------   ---------     ----------      ---------       -----------
Additions to net assets:

 Net appreciation/(depreciation)
    in fair value of investments $       --      2,185,684    3,246,079     679,555        977,305        260,912          50,786

 Interest income                    1,097,318         --           --          --             --             --              --

 Dividend income                         --      4,252,178    1,672,738      81,022         50,793         32,008          87,111
                                   ----------   ----------   ----------   ---------     ----------      ---------       ---------
    Net investment income (loss)    1,097,318    6,437,862    4,918,817     760,577      1,028,098        292,920         137,897
                                   ----------   ----------   ----------   ---------     ----------      ---------       ---------

 Contributions:
    Employer contributions            452,785      551,092      534,599     154,017           --          246,745          59,470
    Employee contributions          1,377,024    1,724,185    1,930,273     593,467           --        1,024,391         177,713
                                   ----------   ----------   ----------   ---------     ----------      ---------       ---------
                                    1,829,809    2,275,277    2,464,872     747,484           --        1,271,136         237,183
                                   ----------   ----------   ----------   ---------     ----------      ---------       ---------

 Other receipts:

    Transfers from other plans          3,633       18,311       17,529          24         73,826         (9,144)          2,280
                                   ----------   ----------   ----------   ---------     ----------      ---------       ---------
    Total additions                 2,930,760    8,731,450    7,401,218   1,508,085      1,101,924      1,554,912         377,360
                                   ----------   ----------   ----------   ---------     ----------      ---------       ---------

Deductions from net assets:
 Distributions to participants     (2,596,865)  (1,342,255)    (847,543)   (311,440)    (1,302,612)      (263,186)        (33,211)
 Administrative expenses               (9,248)      (9,599)      (7,597)     (2,055)        --             (1,861)         (1,327)
                                   ----------   ----------   ----------   ---------     ----------      ---------       ---------
    Total deductions               (2,606,113)  (1,351,854)    (855,140)   (313,495)    (1,302,612)      (265,047)        (34,538)
                                   ----------   ----------   ----------   ---------     ----------      ---------       ---------

Net transfers between funds           (23,785)      63,390     (481,143)   (339,279)        --          1,716,750           1,540
                                    ----------   ----------   ----------   ---------     ----------      ---------       ---------

    Net increase (decrease)           300,862    7,442,986    6,064,935     855,311       (200,688)     3,006,615         344,362

Net assets available for plan benefits:

 Beginning of year                 19,750,847   17,783,370   14,235,968   4,178,085     14,348,181      7,002,167       1,208,131
                                   ----------   ----------   ----------   ---------     ----------      ---------       ---------
 End of year                     $ 20,051,709   25,226,356   20,300,903   5,033,396     14,147,493     10,008,782       1,552,493
                                   ==========   ==========   ==========   =========     ==========     ==========       =========

                                 THE ETHAN ALLEN                    (Continued)
                             RETIREMENT SAVINGS PLAN

        Statement of Changes in Net Assets Available for Plan Benefits,
                             With Fund Information

                          Year ended December 31, 1998


                                                   American
                                     American      Century
                                      Century     Strategic    Charles Schwab
                                     Strategic    Allocation     Personal        Twentieth       American
                                    Allocation    Aggressive     Choice(R)     Century Vista  Century Value    Loan
                                   Moderate Fund     Fund     Retirement Fund  Investors Fund     Fund         Fund        Total
                                   -------------  ---------   ---------------  -------------- -------------  ---------   ----------
Additions to net assets:

 Net appreciation/(depreciation)
    in fair value of investments  $   478,352       222,123       (8,740)       (357,665)       (402,521)        --      7,331,870
 Interest income                         --            --             --              --              --      225,267    1,322,585
 Dividend income                      408,127        98,460           --             308         546,437         --      7,229,182
                                  -----------     ---------      -------       ---------       ---------    ---------  -----------
    Net investment income (loss)      886,479       320,583       (8,740)       (357,357)        143,916      225,267   15,883,637
                                  -----------     ---------      -------       ---------       ---------    ---------  -----------

 Contributions:
    Employer contributions            233,113       152,200           --         123,270         112,592         --      2,619,883
    Employee contributions            721,843       525,398           --         438,690         542,661         --      9,055,645
                                  -----------     ---------      -------       ---------       ---------    ---------  -----------
                                      954,956       677,598           --         561,960         655,253         --     11,675,528
                                  -----------     ---------      -------       ---------       ---------    ---------  -----------

 Other receipts:
    Transfers from other plans         29,214          --             --              (2)             40       21,047      156,758
                                  -----------     ---------      -------       ---------       ---------    ---------  -----------

    Total additions                 1,870,649       998,181       (8,740)        204,601         799,209      246,314   27,715,923
                                  -----------     ---------      -------       ---------       ---------    ---------  -----------

Deductions from net assets:
 Distributions to participants       (443,594)     (185,170)          --        (103,335)       (162,188)    (181,679)  (7,773,078)
 Administrative expenses               (4,482)       (2,254)          --          (1,012)         (1,404)        --        (40,839)
                                  -----------     ---------      -------       ---------       ---------    ---------  -----------

    Total deductions                 (448,076)     (187,424)          --        (104,347)       (163,592)    (181,679)  (7,813,917)
                                  -----------     ---------      -------       ---------       ---------    ---------  -----------

Net transfers between funds          (535,536)     (177,689)     218,865        (548,854)       (261,937)     367,678         --
                                  -----------     ---------      -------       ---------       ---------    ---------  -----------

    Net increase (decrease)           887,037       633,068      210,125        (448,600)        373,680      432,313   19,902,006

Net assets available for plan benefits:

 Beginning of year                  7,076,262     2,322,758      409,313       2,589,252       2,965,432    2,622,164   96,491,930
                                  -----------     ---------      -------       ---------       ---------    ---------  -----------

 End of year                      $ 7,963,299     2,955,826      619,438       2,140,652       3,339,112    3,054,477  116,393,936
                                  -----------     ---------      -------       ---------       ---------    ---------  -----------

See accompanying notes to financial statements.

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

        Statement of Changes in Net Assets Available for Plan Benefits,
                        With Fund Information, Continued

                          Year ended December 31, 1997


                                                                                                                       American
                                                   Twentieth     Twentieth    Twentieth                                Century
                                                    Century        Century      Century                                Strategic
                                      Benham         Select        Ultra     International  Restricted  Unrestricted  Allocation
                                   Preservation     Investors     Investors     Equity     Ethan Allen  Ethan Allen  Conservative
                                       Fund           Fund          Fund         Fund       Stock Fund  Stock Fund       Fund
                                    ----------     ----------    ----------   ---------     ----------  ------------  ------------

Additions to net assets:

 Net appreciation/(depreciation)
    in fair value of investments   $       --       1,288,843      (407,452)     81,308     7,454,563   3,023,514        26,743
 Interest income                      1,088,509          --            --          --            --          --            --
 Dividend income                           --       2,763,075     2,836,100     551,958        38,687      15,069       108,970
                                     ----------    ----------    ----------   ---------     ---------   ---------     ---------
    Net investment income (loss)      1,088,509     4,051,918     2,428,648     633,266     7,493,250   3,038,583       135,713
                                     ----------    ----------    ----------   ---------     ---------   ---------     ---------

 Contributions:

    Employer contributions              367,722       369,794       340,379     104,227          --       101,313        41,741
    Employee contributions            1,171,197     1,319,309     1,417,994     442,510          --       382,044       129,973
                                     ----------    ----------    ----------   ---------     ---------   ---------     ---------
                                      1,538,919     1,689,103     1,758,373     546,737          --       483,357       171,714
                                     ----------    ----------    ----------   ---------     ---------   ---------     ---------

 Other receipts:
    Transfers from other plans          598,592          --            --          --            --          --            --
                                     ----------    ----------    ----------   ---------     ---------   ---------     ---------
    Total additions                   3,226,020     5,741,021     4,187,021   1,180,003     7,493,250   3,521,940       307,427
                                     ----------    ----------    ----------   ---------     ---------   ---------     ---------

Deductions from net assets:
 Distributions to participants       (1,708,658)     (777,328)     (653,229)   (126,341)     (817,120)   (458,337)     (165,354)
 Administrative expenses                (41,846)       (6,930)       (3,562)       (513)         --          (531)       (1,810)
                                     ----------    ----------    ----------   ---------     ---------   ---------     ---------
    Total deductions                 (1,750,504)     (784,258)     (656,791)   (126,854)     (817,120)   (458,868)     (167,164)
                                     ----------    ----------    ----------   ---------     ---------   ---------     ---------

Net transfers between funds          (2,319,957)      349,283       (71,996)     19,134          --     1,599,854        24,949
                                     ----------    ----------    ----------   ---------     ---------   ---------     ---------

    Net increase (decrease)            (844,441)    5,306,046     3,458,234   1,072,283     6,676,130   4,662,926       165,212

Net assets available for plan benefits:

 Beginning of year                   20,595,288    12,477,324    10,777,734   3,105,802     7,672,051   2,339,241     1,042,919
                                     ----------    ----------    ----------   ---------     ---------   ---------     ---------

 End of year                       $ 19,750,847    17,783,370    14,235,968   4,178,085    14,348,181   7,002,167     1,208,131
                                     ==========    ==========    ==========   =========     =========   =========     =========

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

        Statement of Changes in Net Assets Available for Plan Benefits,
                             With Fund Information

                          Year ended December 31, 1997


                                                     American
                                       American      Century
                                        Century     Strategic    Charles Schwab
                                       Strategic    Allocation      Personal         Twentieth     American
                                      Allocation    Aggressive      Choice(R)      Century Vista Century Value   Loan
                                     Moderate Fund     Fund      Retirement Fund  Investors Fund     Fund        Fund      Total
                                     -------------  ----------   ---------------  -------------- -------------  -------  ----------
Additions to net assets:

 Net appreciation/(depreciation)
    in fair value of investments   $   529,454        189,958         20,176       (352,091)       103,481         --    11,958,497
 Interest income                          --             --             --             --             --        192,378   1,280,887
 Dividend income                       376,431        100,129           --          143,114        456,991         --     7,390,524
                                     ---------      ---------        -------      ---------      ---------    ---------  ----------
    Net investment income (loss)       905,885        290,087         20,176       (208,977)       560,472      192,378  20,629,908
                                     ---------      ---------        -------      ---------      ---------    ---------  ----------

 Contributions:

    Employer contributions             177,517         95,868           --           93,367         72,184         --     1,764,112
    Employee contributions             646,773        384,021           --          389,845        345,652         --     6,629,318
                                     ---------      ---------        -------      ---------      ---------    ---------  ----------
                                       824,290        479,889           --          483,212        417,836         --     8,393,430
                                     ---------      ---------        -------      ---------      ---------    ---------  ----------

 Other receipts:
    Transfers from other plans            --             --             --             --             --           --       598,592
                                     ---------      ---------        -------      ---------      ---------    ---------  ----------
    Total additions                  1,730,175        769,976         20,176        274,235        978,308      192,378  29,621,930
                                     ---------      ---------        -------      ---------      ---------    ---------  ----------
Deductions from net assets:

 Distributions to participants        (410,691)       (89,897)          --         (131,327)      (177,734)    (205,105) (5,721,121)
 Administrative expenses                (4,547)        (3,027)          --             (369)        (1,276)      --         (64,411)
                                     ---------      ---------        -------      ---------      ---------    ---------  ----------
    Total deductions                  (415,238)       (92,924)          --         (131,696)      (179,010)    (205,105) (5,785,532)
                                     ---------      ---------        -------      ---------      ---------    ---------  ----------

Net transfers between funds           (376,284)      (116,321)       194,724       (130,297)       293,164      533,747        --
                                     ---------      ---------        -------      ---------      ---------    ---------  ----------
    Net increase (decrease)            938,653        560,731        214,900         12,242      1,092,462      521,020  23,836,398

Net assets available for plan benefits:

 Beginning of year                   6,137,609      1,762,027        194,413      2,577,010      1,872,970    2,101,144  72,655,532
                                     ---------      ---------        -------      ---------      ---------    ---------  ----------

 End of year                       $ 7,076,262      2,322,758        409,313      2,589,252      2,965,432    2,622,164  96,491,930
                                   ===========      =========        =======      =========      =========    =========  ==========


See accompanying notes to financial statements.

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(1)    Plan Description

       The Ethan Allen Retirement Savings Plan (the "Plan") is a defined contribution savings plan sponsored and administered by Ethan Allen Interiors Inc. (the "Company").

       The following brief description is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

       General

       The Plan was formed effective July 1, 1994 through the merger of the Retirement Program of Ethan Allen Inc. (the "Retirement Program") into the Ethan Allen 401(k) Employee Savings Plan (the "401(k) Plan"). As a result of the merger on July 1, 1994, all participant investments in the Retirement Program (except for the Ethan Allen Interiors Inc. restricted stock which was transferred directly) were liquidated and the proceeds were transferred to the Plan, allocated to participants' accounts and invested, as directed, by each participant. On January 1, 1999, the name of the Plan was changed from The Ethan Allen Profit Sharing and 401(k) Retirement Plan to The Ethan Allen Retirement Savings Plan.

       The Plan is offered to substantially all employees of the Company who have completed 1,000 hours of service during their first year of employment or subsequent plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       Contributions and Vesting

       Participants may contribute from 1% to 15% of their compensation (as defined in the Plan) up to a limit of $10,000 in 1998 (tax-deferred contribution) to the 401(k) portion of the plan. The Company may, at its discretion, make a matching contribution on behalf of each participant, provided the matching contribution does not exceed the lesser of (a) 50% of the participant's contribution or (b) $1,000 per participant per plan year ($600 in 1997). Participants may, in addition, contribute amounts in excess of their tax deferred contribution on an after-tax basis in the amount of 1% to 15% of their compensation. The participant's tax-deferred contribution and after-tax contribution, in the aggregate, may not exceed 15% of their compensation.

       Employer contributions, if any, to the profit sharing portion of the Plan, on behalf of each participant are determined by the Board of Directors of the Company at the close of each fiscal year, although the maximum amount that can be contributed to a participant's account in any year is the lesser of (i) $30,000 (or, if greater, 25% of the dollar limitation in effect under Section 415(b)(1)(A) of the Internal Revenue
       Code) or (ii) 25% of the participant's compensation for that Plan year, reduced by any other contributions on the participant's behalf to any other defined contribution plans of the Company. The actual contribution, if any, is made in the ensuing year. The Company declared no profit sharing contributions for the Plan in 1998 and 1997.

                                      -10-                           (Continued)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


       Participant contributions, employer 401(k) contributions and profit sharing contributions are 100% vested immediately.

       During 1998 and 1997, certain participants contributed $27,665 and $41,551, respectively, in excess of the allowable qualified contribution. The excess contribution amounts are reflected as a Plan liability at December 31, 1998 and 1997. The excess contributions were refunded in the subsequent year within the penalty free deadline.

       Investment of Funds

       During 1998 and 1997, the amounts contributed to the Plan were invested in one of the following commingled funds at the direction of the participants. A brief description of the funds is as follows:

                Benham Preservation Fund - The Benham Preservation Fund, invests primarily in fully benefit-responsive guaranteed investment contracts issued by major financial institutions, including banks and life insurance companies. The fund is managed by SEI Trust Company, Benham Management Corporation and Dwight Asset Management Company.

                Twentieth Century Select Investors Fund - The Select Investors Fund invests in common stocks considered by fund managers to have a better than average prospect for appreciation. In addition, 80% of the fund's stock investments must have a record of paying or have committed to paying regular dividends.

                Twentieth Century Ultra Investors Fund - The Ultra Investors Fund invests in medium to large-sized companies that show accelerating growth and earnings.

                Twentieth Century International Equity Fund - The International Equity Fund invests in common stocks of foreign companies considered to have better than average prospects for appreciation.

                Ethan Allen Restricted/Unrestricted Stock Funds - At December 31, 1998 and 1997, the Plan held 517,572 and 558,113 respectively, restricted shares of common stock, and 356,397 and 266,903, respectively, unrestricted shares of common stock of the Company. All of the restricted shares are subject to proxies granted to Mr. Kathwari, the Chairman of the Board of Directors, President and Chief Executive Officer of the Company, which expire on the earlier of Mr. Kathwari's termination of employment with the Company or March 22, 2003, and 469,889 of these shares are restricted from being sold by the Plan, other than to the Company, in accordance with applicable securities laws. Additionally, the Ethan Allen Restricted Stock Fund restricts participants from transferring their balances in this fund to other funds of the Plan. Withdrawing participants have the option of receiving a distribution from the Ethan Allen Restricted Stock Fund in shares of Ethan Allen Interiors Inc. stock or cash. No such restrictions exist on investments in the Ethan Allen Unrestricted Stock Fund.


                                      -11-                           (Continued)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


                Ethan Allen Interiors Inc. common stock is publicly traded and had a readily ascertainable market value of $27.33 and $25.71 per share at December 31, 1998 and 1997, respectively. At June 14, 1999, the closing price of Ethan Allen Interiors Inc. common stock was $30.25 per share.

                All share and per share amounts have been adjusted to reflect a 3 for 2 stock split effected on May 21, 1999.

                American Century Strategic Allocation Conservative Fund - The Strategic Allocation Conservative Fund invests in a diversified portfolio of stocks, bonds and money market securities with an emphasis on quality bonds and money market securities over stocks. The Fund's targeted mix of assets is 45% bonds, 40% stocks, and 15% money market securities.

                American Century Strategic Allocation Moderate Fund - The Strategic Allocation Moderate Fund invests in a diversified portfolio of stocks, bonds and money market securities. The Fund's targeted mix of assets is 60% stocks, 30% bonds and 10% money market securities.

                American Century Strategic Allocation Aggressive Fund - The Strategic Allocation Aggressive Fund invests in a diversified portfolio of stocks, bonds and money market securities. The Fund's targeted mix of assets is 75% stocks, 20% bonds and 5% money market securities.

                Charles Schwab Personal Choice(R) Retirement Fund - The Personal Choice(R) Retirement Fund allows the investor to purchase mutual funds, stocks and bonds offered through Charles Schwab & Co., Inc. Participants must transfer a minimum of $2,500 from their current plan balance to elect this option. Participants may transfer up to a maximum of 50% of their fully vested balance.

                Twentieth Century Vista Investors Fund - The Vista Investors Fund invests in common stocks of growing small- to medium-sized companies considered to have better than average prospects for appreciation.

                American Century Value Fund - The Value Fund invests primarily in equity securities of well established companies that appear to be undervalued at the time of purchase.


                                      -12-                           (Continued)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


       Loans

       The Loan Fund is a non-contributory fund used to account for and administer loans to participants. Each participant may apply to the Plan administrator for a loan against the 401(k) portion of that participant's account. The maximum amount which may be borrowed by the participant is limited to the lesser of (a) $50,000 or (b) 50% of the 401(k) portion of such participant's account at the time of such loan. The term of these loans generally shall not exceed the earlier of five years or such participant's termination of service.

       Loans are processed the first day of each month. The Plan administrator has determined that loans shall bear interest equal to the Prime Rate as of the preceding month's close plus 1%. The Prime Rate during 1998 and 1997 ranged from 7.75% to 8.50% and 8.25% to 8.50%, respectively.

       Participants' Accounts

       A separate account is maintained for each participant. Net investment income (loss) is allocated daily to each participant's account on a proportional basis according to account balances so that each account bears its proportionate share of income or loss. Employer profit sharing contributions are allocated to each participant based on each participant's compensation to total compensation of all participants during the year. In 1998 and 1997, administrative expenses, other than certain transaction fees borne by the participants, were paid by the Plan sponsor.

       Distributions and Withdrawals

       Participants may elect to receive their benefits when they reach normal retirement age (65), or when they leave the Company. The Plan also provides death benefits to the designated beneficiary of eligible participants.

       An employee may withdraw any or all of his after tax 401(k) contribution ($250 minimum) at any time; early withdrawal of before tax and Company match 401(k) contributions may only be made by a participant upon attaining the age 59-1/2 or because of serious financial hardship, subject to limitations.

       In no event shall distributions commence later than sixty days after the close of the Plan Year in which the latest of the following events occurs: the participant's attainment of age 65; the tenth anniversary of the date on which the participant began participating in the Plan; or the participant's termination date. These provisions notwithstanding, participants must commence distributions from the Plan within a year of attaining the age of 71.


                                      -13-                           (Continued)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(2)    Summary of Significant Accounting Policies

       Basis of Presentation

       The accompanying financial statements have been prepared on the accrual basis of accounting.

       Valuation of Investments Held in Trust

       Under the terms of a trust agreement between Chase Manhattan Bank, N.A. (the "Trustee") and the Company, the Trustee administers a trust fund on behalf of the Plan. The value of the investments and changes therein of this trust have been reported to the Plan by the Trustee, as determined through the use of quoted market prices, except for the guaranteed investment contracts, which are valued at contract value. Purchases and sales of securities are recorded on a trade-date basis.

       Contract  value  equals  the  principal  of  investments  in  the  Benham
       Preservation Fund plus accrued interest at the contract rate, less withdrawals, as reported by SEI Trust Company ("SEI"), the manager of the Benham Preservation Fund. SEI has established procedures to value the investment contracts of the Benham Preservation Fund in good faith. These procedures include a review of information provided by investment managers relating to each investment's contract value relative to its issuing entity's financial strength, current financial ratings, current interest rates, and a comparative review of similar investment vehicles. SEI also provides audited financial statements of the Benham Preservation Fund that coincide with the Plan's year-end. In these financial statements, SEI has determined that contract value approximates fair value. The investment contracts of the Benham Preservation Fund bear interest rates between 5.60% and 8.54% as of December 31, 1998. In addition to investment contracts, the Benham Preservation Fund has approximated 37% of its total net assets invested in the SEI Stable Asset Fund. The average yield for the Benham Preservation Fund was approximated 5.5% in 1998.

       Loans to participants are valued at face value which approximates fair value.


(3)    Certain Significant Risks and Uncertainties

       The preparation of financial statements requires the use of plan administrator estimates. Actual results may differ from those estimates.


(4)    Obligation for Plan Benefits

       Although the Plan is intended to be permanent, the Company expressly reserves the right to amend or terminate the Plan at any time. In the event that the Plan is terminated, participants are entitled to 100 percent of the net current value of their vested account.


                                      -14-                           (Continued)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(5)    Investments

       The following table presents the Plan's investments at December 31, 1998 and 1997. An asterisk denotes investments which represent 5% or more of the Plan's net assets at the end of the plan year.


                                                                           1998                1997
                                                                      ---------------     --------------
Investments at fair value as determined by quoted market price:

     Mutual funds:
        Twentieth Century Select Investors Fund                     $    24,649,934*  $    17,381,534*
        Twentieth Century Ultra Investors Fund                           19,740,597*       13,863,693*
        Twentieth Century International Equity Fund                       4,870,262         4,062,359
        American Century Strategic Allocation Conservative Fund
                                                                          1,490,868         1,165,492
        American Century Strategic Allocation Moderate Fund               7,720,362*        6,884,378*
        American Century Strategic Allocation Aggressive Fund             2,798,257         2,217,917
        Twentieth Century Vista Investors Fund                            2,010,211         2,485,602
        Twentieth Century Value Fund                                      3,220,052         2,886,880
                                                                    ---------------   ---------------
                                                                         66,500,543        50,947,855
                                                                    ---------------   ---------------
     Common Stock:
        Ethan Allen Interiors Inc. - Restricted                          14,147,493*       14,348,181*
        Ethan Allen Interiors Inc. - Unrestricted                         9,746,479*        6,888,680*
                                                                    ---------------   ---------------
                                                                         23,893,972        21,236,861
                                                                    ---------------   ---------------
     Other:
        Charles Schwab Personal Choice(R)Retirement Fund                    619,438           409,313
                                                                    ---------------   ---------------
                                                                         91,013,953        72,594,029
                                                                    ---------------   ---------------
Investments at contract value, as determined by issuer:
     Investment contracts:
       Benham Preservation Fund                                          19,592,689*       19,398,451*
                                                                    ---------------   ---------------
Investments at face value, which approximates fair value:
  Participant loans                                                       3,054,477         2,622,164
                                                                    ---------------   ---------------

Total investments                                                   $   113,661,119   $    94,614,644
                                                                    ===============   ===============

       Net investment income (loss) reported on the Statements of Changes in Net Assets Available for Plan Benefits comprises interest income for the Benham Preservation Fund and appreciation or depreciation in the current redemption value of the investments in the other funds plus any dividends paid.

                                      -15-                           (Continued)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(6)    Tax Status

       The Company has received a determination letter from the Internal Revenue Service dated May 2, 1996 stating that the Plan is a qualified plan under
       Section 401(a) of the Internal Revenue Code and the corresponding trust is exempt from income tax under Section 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan continues to be administered in accordance with the applicable sections of the Internal Revenue Code.


(7) Reconciliation of Financial Statements to Form 5500

       Net assets available for plan benefits identified in the financial statements presented herein have not been reduced for participant benefits payable of $42,590 and $6,996 at December 31, 1998 and 1997, respectively. However, these amounts have been identified as a reduction to net assets available for plan benefits in the Form 5500 to be filed with the Internal Revenue Service.

       The following is a reconciliation of net assets available for benefits reported in these financial statements and on the Form 5500:

                                           December 31, 1998   December 31,1997
                                           -----------------   ----------------

Net assets available for benefits per the
   financial statements                       $ 116,393,936        96,491,930

Benefits payable to participants                    (42,590)           (6,996)
                                           -----------------   ----------------
Net assets available for benefits per the
   Form 5500                                  $ 116,351,346        96,484,934
                                           =================   ================


                                      -16-                           (Continued)

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


The following is a reconciliation of benefits paid to participants reported in these financial statements and on the Form 5500:

                                            Year ended           Year ended
                                         December 31, 1998    December 31, 1997
                                         -----------------    -----------------

Benefits paid to participants per the
   financial statements                      $  7,773,078          5,721,121

Add:  Benefits payable to participants at
   year-end                                        42,590              6,996

Less:  Benefits payable to participants at
   previous year-end                               (6,996)           (30,774)
                                         -----------------    -----------------

Benefits paid to participants per the
   Form 5500                                 $  7,808,672          5,697,343
                                         =================    =================


Benefits payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the Plan year-end, but not yet paid as of that date.

                                                                     Schedule 1


                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

           Line 27a - Schedule of Assets Held for Investment Purposes

                                December 31, 1998

  Identity of issue, borrower,                Description of investment including maturity date,
   lessor or similar party                  rate of interest, collateral, par, of maturity value          Cost        Current value
   -----------------------                  ----------------------------------------------------          ----        -------------

Benham Preservation Fund                                  Fixed income fund                            19,592,689       19,592,689
*Twentieth Century Select Investors Fund                  Mutual fund                                  21,569,128       24,649,934
*Twentieth Century Ultra Investors Fund                   Mutual fund                                  16,201,954       19,740,597
*Twentieth Century International Equity Fund              Mutual fund                                   4,211,278        4,870,262
*Ethan Allen Interiors, Inc.                              Restricted Common Stock                       2,656,716       14,147,493
*Ethan Allen Interiors, Inc.                              Unrestricted Common Stock                     6,604,709        9,746,479
*American Century Strategic Allocation Conservative Fund  Mutual fund                                   1,414,858        1,490,868
*American Century Strategic Allocation Moderate Fund      Mutual fund                                   6,640,350        7,720,362
*American Century Strategic Allocation Aggressive Fund    Mutual fund                                   2,396,246        2,798,257
*Twentieth Century Vista Investors Fund                   Mutual fund                                   2,570,593        2,010,211
*American Century Value Fund                              Mutual fund                                   3,552,471        3,220,052
Charles Schwab Personal Choice(R)Retirement Fund assets   Common stocks                                   619,438          619,438
*  Participant loans                                      Loans made to Plan participants
                                                            at prime plus 1%                            3,054,477        3,054,477
                                                                                                    -------------     ------------
    Total investments                                                                               $  91,084,907     $113,661,119
                                                                                                    =============     ============
*  Denotes a party-in-interest to the Plan.

See accompanying independent auditors' report.

                                                                     Schedule 2

                                 THE ETHAN ALLEN
                             RETIREMENT SAVINGS PLAN

               Line 27d - Schedule of Reportable (5%) Transactions

                          Year Ended December 31, 1998

                                                                                                               Current
                                                                                         Expenses              value of
                                Description of asset                                     incurred              asset on
                            (including interest rate and   Purchase    Selling  Lease      with      Cost of  transaction  Net gain
Identity of party involved   maturity in case of a loan)    price       price   rental  transaction   asset      date      or (loss)
--------------------------   ---------------------------    -----       -----   ------  -----------   -----   -----------  ---------

Benham Preservation Fund          Fixed Income Fund

    Purchases                                              7,123,077              --       --            --    7,123,077       --

    Sales                                                             6,928,820   --       --       6,928,820  6,928,820       --

Ethan Allen Interiors Inc.     Unrestricted common stock

    Purchases                                               7,708,045             --       --            --    7,708,045       --

    Sales                                                             5,106,742   --       --       4,398,337  5,106,742    708,404



See accompanying independent auditors' report.

                                   SIGNATURES

     The Plan, pursuant to the requirements of the Securities and Exchange Act of 1934, Ethan Allen Interiors Inc., as administrator of the Retirement Program of Ethan Allen Inc., has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 THE ETHAN ALLEN RETIREMENT SAVINGS PLAN



                                 By:   Ethan Allen Interiors Inc.

Date:  June 30, 1999                     By:  /s/  Gerardo Burdo
                                         -----------------------
                                         Name:  Gerado Burdo
                                         Title:  Vice President and
                                                 Corporate Controller